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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pipeline Trading Systems LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 624
(No. and Street)

New York, (City) | New York (State) | 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Louis Karcher (212) 370-8320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) | New York (City) | N.Y. (State) | 10004 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3/20

OATH OR AFFIRMATION

I, Louis Karcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pipeline Trading Systems LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer and Financial Operations Principal

Title

Notary Public

JACLYN M. BOWDREN
Notary Public, State of New York
No. 01BO6137727
Qualified in New York County
Commission Expires Dec. 5, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

PIPELINE TRADING SYSTEMS LLC
(a wholly-owned subsidiary of
Pipeline Financial Group, Inc.)

December 31, 2007

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Pipeline Trading Systems LLC

We have audited the accompanying statement of financial condition of Pipeline Trading Systems LLC (a wholly-owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pipeline Trading Systems LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

New York, New York
February 25, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Pipeline Trading Systems LLC
(a wholly-owned subsidiary of Pipeline Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$12,550,485
Investment securities owned, at fair value	16,896,431
Receivable from broker	526,053
Commissions receivable	956,324
Equipment, net of accumulated depreciation of $594,591	910,099
Other	1,697,285
Total assets	$33,536,677

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 304,560
Accrued expenses and other	2,180,919
Total liabilities	2,485,479
Member's equity	31,051,198
Total liabilities and Member's equity	$33,536,677

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION

Pipeline Trading Systems LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates the Pipeline Alternative Trading System ("ATS"), an electronic marketplace that enables institutions and brokerage firms to quickly and efficiently trade large blocks of NYSE, NASDAQ NMS and AMEX stocks and Exchange Traded Funds ("ETFs").

The Company generates commission revenue through securities transactions and introduces all customers to its clearing broker pursuant to a fully disclosed clearance agreement. The Company is therefore exempt from the requirements of SEC rule 15c-3 under paragraph k(2)(ii).

The Company is a wholly-owned subsidiary of Pipeline Financial Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Investment Securities

The Company accounts for its investment securities as available-for-sale. Available-for-sale securities are recorded at fair value with unrealized gains and losses reported as a separate component of Member's equity.

Securities Transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis.

NOTE B (continued)

Deferred Revenue

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs securities transactions.

Depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation on equipment is computed using the straight-line method over three years. Depreciation on purchased software is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for the payment of Federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company anticipates there will be no impact in adopting SFAS No. 157 on its financial statements.

NOTE C (continued)

In June 2006, the FASB issued FIN No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which provides additional guidance and clarifies the accounting for uncertainty in income tax positions. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its technical merit. FIN 48 also provides guidance on the measurement, classification and disclosure of tax return positions in the financial statements. FIN 48 is effective for the first reporting period beginning after December 15, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the beginning balance of retained earnings in the period of adoption. Based upon the Company's evaluation as of December 31, 2007, the Company does not believe that the adoption of FIN 48 will have a material impact on the Company's beginning balance of retained earnings.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2007, the Company had net capital of $28,818,709, which was $28,568,709 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

The Company maintains proprietary accounts with the Clearing Broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes; the Company does not trade for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3. As of December 31, 2007, the Company had recorded $1,000,000 of PAIB assets, which are included in other assets on the statement of financial condition.

NOTE E - EQUIPMENT

Equipment consists of the following:

	December 31, 2007
Computer equipment	$1,229,565
Software	275,125
	1,504,690
Accumulated depreciation	594,591
	$ 910,099

NOTE F - RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company has entered into a series of administrative agreements (the "Agreements") with the Parent under which the Parent provides the services of its employees and other services as may be required by the Company for which the Company pays the Parent. Such expenses include salaries of certain personnel, office space, legal services, use of the trading system and related computer equipment and technical support services. Pursuant to the Administrative Agreement in place for the year ended December 31, 2007, the Company agreed to pay the Parent monthly approximately $1,500,000, plus 15% of revenue. In addition, on an exceptions basis, the Parent may occasionally make payments as a result of the Company's activities or on behalf of the Company that are outside of the scope of the Agreement in place at the time of the payment. In such situations, the Parent is reimbursed by the Company and the relevant expenses are recognized by the Company.

At December 31, 2007, the Company had $542,153 payable to the Parent for administrative fees, which is included in accrued expenses and other on the statement of financial condition.

NOTE F (continued)

Adaptive Technologies, Inc.

Pursuant to a License Agreement entered into by the Parent and Adaptive Technologies, Inc. ("AT"), the Parent has a commitment to pay AT royalties based upon factors that may include activities conducted by the Company. An officer of the Parent owns a significant equity interest in AT.

NOTE G - COMMITMENTS AND CONTINGENCIES

License Agreement and Other

Pursuant to a License Agreement (the "License Agreement") as amended July 13, 2004 entered into by the Parent and a third party, the Parent has a commitment to pay the third party royalties in connection with the use of information provided by the third party in the Company's trading system. Pursuant to the License Agreement, such royalty payments are based on the amount of the Parent's quarterly net revenues that are derived using the third party's information and may be accrued until certain milestones are reached in that regard. Obligations under the License Agreement arising from the Company's operations are recognized at the Parent level and related expenses are recognized by the Company under the Agreement with the Parent.

The Company is obligated under arrangements with certain subscriber customers to pay for investment-related services. At December 31, 2007, the Company had recorded a payable of $961,481, which is included in accrued expenses and other on the statement of financial condition.

Operating Lease

The Company leases office space in Boston, Massachusetts, Chicago, Illinois and San Francisco, California under noncancelable operating leases expiring at various dates through 2010.

NOTE G (continued)

The following is a schedule by years of future minimum annual rental payments under noncancelable operating leases:

	December 31, 2007
2008	$242,463
2009	182,784
2010	111,696
	$536,943

NOTE H - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its Clearing Broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its Clearing Broker pursuant to a clearance agreement. The Company has agreed to indemnify its Clearing Broker for losses the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

NOTE I - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its Clearing Broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE J - DEFERRED REVENUE

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs security transactions. At December 31, 2007, the Company had recorded $284,556 of deferred revenue, which is included in accrued expenses and other on the statement of financial condition.

NOTE K - SUBSEQUENT EVENT

On January 11, 2008, the Company paid a $2,500,000 Member's equity distribution to Parent.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

PIPELINE TRADING SYSTEMS LLC
(a wholly-owned subsidiary of Pipeline Financial Group, Inc.)

December 31, 2007

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Pipeline Trading Systems LLC

In planning and performing our audit of the financial statements of Pipeline Trading Systems LLC (a wholly-owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

New York, New York
February 25, 2008

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END